UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 6703-04, Central Plaza

18 Harbour Road, Wan Chai,

Hong Kong, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

Termination of Warrants

On September 26, 2024, Metalpha Technology Holding Limited (the “Company”) entered into a deed of termination (the “Deed of Termination”) with Natural Selection Capital Holdings Limited (“Natural Selection”), an exempted company with limited liability incorporated in the Cayman Islands with Mr. Bingzhong Wang as its sole shareholder. Pursuant to the Deed of Termination, the Company and Natural Selection agreed to terminate the warrants issued to Natural Selection, which represents the right to purchase an aggregate of 14,000,000 ordinary shares, par value US$0.0001 per share of the Company (the “Warrants”).

On August 6, 2021, the Company entered into a consulting and warrant issuance agreement (the “Consulting Agreement”) with Natural Selection and Mr. Ni Ming. Pursuant to the Consulting Agreement, the Company agreed to issue Warrants to Natural Selection. Reference is made to the Consulting Agreement which was attached as Exhibit 10.2 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on August 9, 2021.

As a result of such termination, the respective rights and obligations under the Warrants are terminated as well. For details, please refer to the Deed of Termination which is furnished herewith as Exhibit 10.1.

Leadership Transition

Mr. Bingzhong Wang, who is currently a member of the board of directors (the “Board”) and president of the Company (the “President”), has been appointed to succeed Mr. Liu Liming as chairman of the Board and the Company’s chief executive officer, effective on September 24, 2024. Upon the effectiveness of this appointment, Mr. Wang will cease to be the President, and Mr. Liu will continue to serve as a member of the Board and be appointed as the human resources director of the Company, effective on the same date.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Deed of Termination dated September 26, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

By:	/s/ Ming Ni
Name:	Ming Ni
Title:	Chief Operating Officer and Director

Date: September 26, 2024

3